Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f) of the Securities Act of 1933

Registration No. 333-199129

August 15, 2016

Inland RESIDENTIAL PROPERTIES Trust, Inc.

Inland Residential Properties Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-11 (File No. 333-199129) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On August 10, 2016, bluevaultpartners.com (“Blue Vault”), an online real estate investment trust industry publication, published an article following an interview with Rod Curtis, the senior vice president of research and product development of our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”).

The article was not prepared by the Company or any of its affiliates. Blue Vault routinely publishes articles on business and real estate investment trust-related news. Blue Vault is wholly unaffiliated with the Company, and none of the Company, the Sponsor, or any of its affiliates have made any payment or given any consideration to Blue Vault in connection with the article below or any other matter published by Blue Vault concerning the Company or any of its affiliates.

The statements in the article attributed to or derived from Mr. Curtis were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. Statements in the article that are not attributed directly to Mr. Curtis represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the article, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risk factors described or incorporated by reference therein.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Full Text of Blue Vault Article

Inland Announces Major Reduction in Fees

August 10, 2016 | by Beth Glavosek | Blue Vault

Inland Real Estate Investment Corporation announced yesterday that it would completely eliminate “below the line” real estate transaction fees in the interest of improving overall returns for investors and eliminating conflicts of interest on all currently offered and future nontraded REITs.

These transaction fees include acquisition, disposition, and coordination fees that cover financing activities. Inland’s new fee structure has been simplified to two components: a basic advisor management fee and a back-end performance incentive.

The company’s decision to reduce fees is only in part a response to FINRA’s 15-02 ruling that mandates clear disclosure of the impact of fees on investor statements. “The valuation requirement of FINRA 15-02 magnifies the effects of below the line transaction fees making the effect of these fees felt by the investor and financial advisor sooner.,” explains Rod Curtis, Senior Vice President of Research and Product Development for Inland. “It can take a while for a REIT to overcome these fees, and they represent money that’s not invested in properties earning a return for investors.”

Curtis says that Inland’s performance incentive will only kick in if certain conditions are met. “We will do well when the investor does well.” he states.

Blue Vault’s Stacy Chitty added that “this move by Inland is not only a step in the right direction, but a significant step in the right direction.  Inland should be applauded for showing the leadership to make this change at this time, and I believe it will be positively reflected in their total returns to their investors.”

Curtis notes that acquisition fees average 2.25% in the industry, eliminating that fee alone could save investors millions of dollars, put more money into actual real estate, and improve returns. “Hypothetically, let’s say you have a $100 million real estate asset with 50% leverage. At that debt level, a 2.25% acquisition fee would cause a direct hit of 4.5% on equity. Our research indicates that eliminating transaction fees could add an extra 1.50% in returns each year due to the compounding nature of invested capital,” he says.

Curtis also notes that the nontraded REIT industry is experiencing significant shifts right now much like the mutual fund industry has faced fee changes over the past 20 years. “We think that this a real opportunity to shape the future of the industry. By providing a lean fee structure, we can bring an institutional-quality model to individual investors. And we hope to provide better-performing REITs with higher returns as a result.”

Blue Vault has prepared a study of all nontraded REIT fees which will be released in September. The “Fee Study” will be the most comprehensive reporting on fees ever produced in the industry. The study will be provided at no cost to Blue Vault subscribers as well as advisors of Blue Vault’s Broker Dealer Partners. To find out more about the exclusive Broker Dealer Partnership Program, contact Brooke Heffington, Director of Partnership Strategy at Brooke.Heffington@BlueVaultPartners.com.

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